 **STARFIELD** RESOURCES INC. NEWS

Starfield Reports Results For The Fourth Quarter And Year Ended February 28, 2010

Toronto, Ontario – April 12, 2010 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced its financial results for the fourth quarter and year ended February 28, 2010 have been filed on SEDAR.

These financial results reflect the acquisition of Nevoro Inc., completed on October 8, 2009. For the three and twelve month periods ended February 28, 2010, Starfield incurred costs for exploration and related equipment totaling $0.6 million and $3.9 million, respectively. The expenditures in the fourth quarter were directed toward property maintenance and assay results from this year's drilling program. Administrative expenditures amounted to $0.8 million and $2.1 million for the three and twelve months ended February 28, 2010, respectively.

During the quarter ended February 28, 2010, as previously reported, Starfield raised $4.1 million through private placements, and at February 28, 2010, the Company had approximately $3.6 million of cash on hand.

The annual audited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield
Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North America. The Company has three main projects: a PGE project in Montana's Stillwater District; a copper project in California's historic Moonlight Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson Lake, Nunavut. Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement. Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral

properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.